Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Third Fiscal Quarter of FY2021

FOSHAN, China, July 21, 2021 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the third fiscal quarter ended May 31, 2021.

Third Fiscal Quarter Ended May 31, 2021 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Third Fiscal Quarter Ended May 31, 2021	Third Fiscal Quarter Ended May 31, 2020	YoY % Change
Revenue	1,053.8	739.4	42.5%
Gross Profit	418.2	292.0	43.2%
Gross Margin	39.7%	39.5%	0.2%
Operating Income	212.7	136.2	56.2%
Operating Margin	20.2%	18.4%	1.8%
Net Income	163.9	68.0	141.0%
Net Margin	15.6%	9.2%	6.4%

Adjusted Gross Profit (1)	426.0	302.9	40.7%
Adjusted Gross Margin (1)	40.4%	41.0%	(0.6)%
Adjusted Operating Income (2)	221.2	114.7	92.8%
Adjusted Operating Margin (2)	21.0%	15.5%	5.5%
Adjusted Net Income (3)	170.6	44.3	285.5%
Adjusted Net Margin (3)	16.2%	6.0%	10.2%
Adjusted EBITDA (4)	319.3	164.5	94.1%
Adjusted EBITDA Margin (4)	30.3%	22.2%	8.1%

Basic and Diluted Earnings per Share	1.43	0.64	123.4%
Adjusted Basic and Diluted Earnings per Share (5)	1.49	0.44	238.6%

Nine Months Ended May 31, 2021 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Nine Months Ended May 31, 2021	Nine Months Ended May 31, 2020	YoY % Change
Revenue	2,914.4	2,714.4	7.4%
Gross Profit	1,025.1	1,072.3	(4.4)%
Gross Margin	35.2%	39.5%	(4.3)%
Operating Income	400.8	479.6	(16.4)%
Operating Margin	13.8%	17.7%	(3.9)%
Net Income	312.4	312.8	(0.1)%
Net Margin	10.7%	11.5%	(0.8)%

Adjusted Gross Profit (1)	1,047.5	1,105.2	(5.2)%
Adjusted Gross Margin (1)	35.9%	40.7%	(4.8)%
Adjusted Operating Income (2)	425.3	500.5	(15.0)%
Adjusted Operating Margin (2)	14.6%	18.4%	(3.8)%
Adjusted Net Income (3)	331.8	326.7	1.6%
Adjusted Net Margin (3)	11.4%	12.0%	(0.6)%
Adjusted EBITDA (4)	688.2	669.4	2.8%
Adjusted EBITDA Margin (4)	23.6%	24.7%	(1.1)%

Basic and Diluted Earnings per Share	2.61	2.62	(0.4)%
Adjusted Basic and Diluted Earnings per Share (5)	2.78	2.73	1.8%

1.	Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets. Adjusted gross margin is defined as adjusted gross profit/(loss) divided by revenue.
2.	Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.
3.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets and tax effect of amortization of intangible assets. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.
4.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization and share-based compensation expense. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.
5.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share based compensation expense, amortization of intangible assets and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

BUSINESS PERFORMANCE HIGHLIGHTS

(in comparison to the same period of the last fiscal year)

Domestic K-12 Schools

The domestic K-12 school business comprises our international schools, bilingual schools and kindergartens in China.

•	The average number of students increased by 16.9% to 57,188 for the third fiscal quarter and 13.7% to 55,376 for the nine-month period.
•	For the third fiscal quarter, revenue increased by 72.5% to RMB750.0 million and accounted for 71.2% of the total revenue. For the nine-month period, revenue increased by 28.4% to RMB1,993.5 million and accounted for 68.4% of the total revenue.
•	For the third fiscal quarter, gross margin increased to 47.8% from 43.1%, and operating margin increased to 37.0% from 27.0%. For the nine-month period, gross margin was 41.8% compared to 42.3%, and operating margin increased to 28.9% from 28.8%.

Complementary Education Services

The complementary education services business comprises language training, overseas study counselling, camps and study tours and others.

•	Revenue amounted to RMB130.2 million and accounted for 12.4% of the total revenue. For the nine-month period, revenue amounted to RMB387.7 million and accounted for 13.3% of the total revenue.
•	For the third fiscal quarter, gross margin was 27.2% and operating margin was 6.6%. For the nine-month period, gross margin was 27.0% and operating margin was 9.6%.

Overseas Schools (CATS Global Schools)

CATS Global Schools include 6 Stafford House locations in UK and Canada, 4 CATS Colleges in US and UK, Cambridge School of Visual & Performing Arts and 3 independent boarding schools in UK.

•	Revenue amounted to RMB142.3 million, compared to RMB210.4 million in the same fiscal quarter last year, and accounted for 13.4% of the total revenue for the third fiscal quarter. For the nine-month period, revenue amounted to RMB427.1 million, compared to RMB766.8 million in the same period of last fiscal year, and accounted for 14.7% of the total revenue.
•	For the third fiscal quarter, gross margin was 6.3% and operating margin was (33.4%). For the nine-month period, gross margin was 7.6% and operating margin was (30.3%).

Education Technology (“EdTech”)

The education technology business comprises online career counselling, online Academic Olympiad training and online international school.

•	Revenue amounted to RMB31.3 million, increased by 47.1% and accounted for 3.0% of the total revenue. For the nine-month period, revenue amounted to RMB106.1 million, increased by 47.9% and accounted for 3.6% of the total revenue.
•	For the third fiscal quarter, gross margin was 49.6% and operating margin was 15.4%. For the nine-month period, gross margin was 50.8% and operating margin was 15.7%.

“We’re very pleased to report strong third fiscal quarter results, driven primarily by a stronger than expected recovery in our domestic businesses. It also reflects the continuation and acceleration of our key strategic initiatives we’ve discussed in the past few quarters,” said Jerry He, Executive Vice Chairman of Bright Scholar. “In the third quarter, we focused on engines of growth and continued to employ cost discipline across all of our businesses, resulting in 42.5% revenue growth and 141.0% net income growth compared to same quarter last year. On the nine-month basis, top line grew 7.4% year-over-year and net income was RMB312 million despite the material impact the pandemic had on our overseas business.”

“For domestic K-12 business, recovery was the strongest in the third fiscal quarter with enrolment of international schools, bilingual schools and kindergartens grew by 11.6%, 8.4% and 29.4%, respectively,” said Ms. Wanmei Li, Chief Executive Officer of Domestic K-12. “In the quarter, revenues and average fees per student were also back to pre-COVID level.”

“Our students continued to achieve remarkable academic results,” Ms. Li continued. “As of May 31, 2021, 94% of students in the 2021 graduating class of our international schools in China have received offers from the global top 50 institutions, including 12 offers from Oxbridge, 3 offers from University of Chicago, 2 offers from Cornell University, 2 offers from Vanderbilt University, 2 offers from UC Berkeley, and 7 offers from New York University.”

“Complementary business remains a significant growth driver for Bright Scholar and we have been very pleased with the strong recovery and the progress our teams have made in increasing the Company’s reach and brand awareness, enriching our service offerings and diversifying revenue sources,” commented by Mr. Zi Chen, Chief Executive Officer of Complementary Education Services. “In the quarter, revenue grew by 78.5% year-over-year to RMB130.2 million. The growth was primarily driven by the moderate recovery of camps and domestic tour business and after school all-round education services as compared to last year, which was relatively low due to the COVID-19 impact.”

“Overseas related complementary business continued to be impacted by the ongoing pandemic and travel restrictions. However, with the speedy COVID-19 vaccine rollout in the UK and the US, campus re-open and lifting of travel restriction is in sight, we continue to see expanding opportunities spurred by the needs of parents to accelerate the growth of reading and all-round education for their children. These trends support our confidence in a very strong recovery to be continued for complementary businesses in our coming quarters and fiscal years. The synergy with our overseas network offers tremendous opportunities. We expect growth will resume and accelerate once the vaccination programs begin to take effect and subsequent travel restrictions are lifted,” Mr. Chen continued.

Mr. He commented on the performance of overseas school business, “As anticipated, recovery of our overseas business was slower than domestic business due to significant impacts of COVID. In response to the ongoing COVID-19 impact, the company continues to implement cost control measures in certain areas of the business to effectively manage the changing business environment. Moreover, we have also taken this opportunity to integrate and rebrand our overseas business as CATS Global Schools. The integrated group caters to 3,500 full-time students and 14,500 students from our English language training institutions. Our students represent over 100 nationalities from 16 locations in the UK, US, Canada and China, and our portfolio includes independent and international boarding schools, an Arts University, English language training institutions and a variety of summer programs. We offer students the opportunity to study at different campuses to benefit from learning with different cultures to prepare for today’s increasingly globalized society and economy. We are setting our businesses up to capture market opportunities when operating environments return to normal.”

“Looking ahead – We are very mindful of the continued risks related to economic, political, regulatory and global health issues that affect our businesses. However, with the multiple engines of growth, the Company is confident that it is well-positioned to drive a continued recovery as pandemic recedes and market dynamics support it. We will continue to focus on our strategic initiatives through improving utilization and enhancing efficiency of our domestic K-12 business; rebuild our revenue growth for overseas business post-COVID and expand the breadth and depth of our complementary service offerings. We expect these initiatives will also bolster our brand awareness, build an effective global organization, expand our emblematic offerings, and enrich learning experience of our students and to generate new business growth over mid to long term. Our solid balance sheet and market leading position have enabled us to navigate through this challenging period, while strengthening our capacities for greater success long term in China and internationally.”

“We are excited by the magnitude of opportunities in front of us. Underpinning our confidence in the Company’s financial future, the Board of Directors has recently declared a cash dividend of US$0.12 per ADS to our shareholders. We remain committed to executing our growth strategy, evolving our business, strengthening our market position and delivering for our students as we invest for future to deliver value for all of our stakeholders,” Mr. He concluded.

UNAUDITED FINANCIAL RESULTS for the THIRD FISCAL QUARTER ENDED MAY 31, 2021

Revenue

Revenue	Third Fiscal Quarter Ended May 31, 2021		Third Fiscal Quarter Ended May 31, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	750.0	71.2%	434.8	58.9%	72.5%
International Schools	300.2	28.5%	242.9	32.9%	23.6%
Bilingual Schools	260.2	24.7%	185.5	25.1%	40.3%
Kindergartens	189.6	18.0%	6.4	0.9%	2,875.4%
Overseas Schools	142.3	13.4%	210.4	28.5%	(32.4)%
Education Technology	31.3	3.0%	21.3	2.9%	47.1%
Complementary Education	130.2	12.4%	72.9	9.7%	78.5%
Total	1,053.8	100.0%	739.4	100.0%	42.5%

Revenue for the quarter was RMB1,053.8 million, representing a 42.5% increase from RMB739.4 million for the same period of the last fiscal year. The changes in revenue was primarily due to a stronger than expected recovery in our domestic businesses.

Cost of Revenue

Cost of revenue for the quarter was RMB635.6 million, representing a 42.1% increase from RMB447.4 million for the same period of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross Profit	Third Fiscal Quarter Ended May 31, 2021		Third Fiscal Quarter Ended May 31, 2020		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	358.3	47.8%	187.4	43.1%	91.3%
International Schools	149.3	49.7%	127.3	52.4%	17.3%
Bilingual Schools	123.5	47.5%	94.9	51.1%	30.2%
Kindergartens	85.5	45.1%	(34.8)	(547.2)%	(345.1)%
Overseas Schools	8.9	6.3%	62.8	29.9%	(85.8)%
Education Technology	15.5	49.6%	13.8	65.0%	12.3%
Complementary Education	35.5	27.2%	28.0	38.4%	26.5%
Total	418.2	39.7%	292.0	39.5%	43.2%

Gross profit for the quarter was RMB418.2 million, representing a 43.2% increase from RMB292.0 million for the same period of the last fiscal year. Gross margin for the quarter increased to 39.7% from 39.5% for the same period of the last fiscal year.

Adjusted gross profit for the quarter was RMB426.0 million, representing a 40.7% increase from RMB302.9 million for the same period of the last fiscal year. Adjusted gross margin was 40.4% for the quarter, as compared to 41.0% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

SG&A Expenses	Third Fiscal Quarter Ended May 31, 2021		Third Fiscal Quarter Ended May 31, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	82.9	7.9%	70.3	9.6%	17.9%
International Schools	36.4	3.5%	36.0	4.9%	1.0%
Bilingual Schools	28.9	2.7%	21.1	2.9%	36.9%
Kindergartens	17.6	1.7%	13.2	1.8%	33.6%
Overseas Schools	60.9	5.8%	60.7	8.2%	0.3%
Education Technology	10.9	1.0%	5.8	0.8%	87.4%
Complementary Education	28.2	2.7%	22.7	3.0%	24.7%
Unallocated Corporate Expenses (7)	31.2	3.0%	6.8	0.9%	355.0%
Total	214.1	20.4%	166.3	22.5%	28.8%

Adj. SG&A Expenses (6)	Third Fiscal Quarter Ended May 31, 2021		Third Fiscal Quarter Ended May 31, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	82.4	7.7%	69.2	9.4%	18.8%
International Schools	36.4	3.4%	36.2	4.9%	0.2%
Bilingual Schools	28.6	2.7%	20.4	2.8%	40.1%
Kindergartens	17.4	1.6%	12.6	1.7%	37.2%
Overseas Schools	60.9	5.8%	60.7	8.2%	0.3%
Education Technology	10.9	1.0%	5.8	0.8%	87.4%
Complementary Education	28.2	2.7%	22.5	3.0%	25.8%
Unallocated Corporate Expenses (8)	31.1	3.0%	40.4	5.5%	(22.9)%
Total	213.5	20.2%	198.6	26.9%	7.5%

6.	Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.
7.	Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses.
8.	Adjusted unallocated corporate expenses is defined as unallocated corporate expenses excluding share-based compensation expense.

Total SG&A expenses for the quarter were RMB214.1 million, representing a 28.8% increase from RMB166.3 million for the same period of the last fiscal year. Adjusted SG&A expenses for the quarter were RMB213.5 million, representing a 7.5% increase from RMB198.6 million for the same period of the last fiscal year.

Operating Income/(Loss), Operating Margin and Adjusted Operating Income/(Loss)

Operating Income/(Loss)	Third Fiscal Quarter Ended May 31, 2021		Third Fiscal Quarter Ended May 31, 2020		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	277.4	37.0%	117.5	27.0%	136.1%
International Schools	113.6	37.8%	91.8	37.8%	23.8%
Bilingual Schools	94.7	36.4%	74.0	39.9%	27.9%
Kindergartens	69.1	36.4%	(48.3)	(757.7)%	243.1%
Overseas Schools	(47.5)	(33.4)%	10.6	5.1%	(546.3)%
Education Technology	4.8	15.4%	8.0	37.6%	(39.9)%
Complementary Education	8.6	6.6%	5.8	8.0%	47.6%
Unallocated Corporate Expenses	(30.6)	-	(5.7)	-	431.0%
Total	212.7	20.2%	136.2	18.4%	56.2%

Operating income for the quarter was RMB212.7 million, representing a 56.2% increase from RMB136.2 million for the same period of the last fiscal year. Operating margin for the quarter increased to 20.2% from 18.4% for the same period of the last fiscal year.

Adjusted operating income for the quarter was RM221.2 million, representing a 92.8% increase from RMB114.7 million for the same period of the last fiscal year. Adjusted operating margin for the quarter increased to 21.0% from 15.5% for the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net income for the quarter was RMB163.9 million, representing a 141.0% increase from RMB68.0 million for the same period of the last fiscal year.

Adjusted net income for the quarter was RMB170.6 million, representing a 285.5% increase from RMB44.3 million for the same period of the last fiscal year.

Net Earnings per ordinary share/ADS and Adjusted Net Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB1.43 and RMB1.43, respectively, as compared to RMB0.64 and RMB0.64, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB1.49 and RMB1.49, respectively, as compared to RMB0.44 and RMB0.44, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB319.3 million, representing a 94.1% increase from RMB164.5 million for the same period of the last fiscal year.

UNAUDITED FINANCIAL RESULTS for the NINE MONTHS ENDED MAY 31, 2021

Revenue

Revenue	Nine Months Ended May 31, 2021		Nine Months Ended May 31, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	1,993.5	68.4%	1,552.1	57.1%	28.4%
International Schools	802.2	27.5%	695.5	25.6%	15.4%
Bilingual Schools	706.0	24.2%	573.2	21.1%	23.2%
Kindergartens	485.3	16.7%	283.4	10.4%	71.3%
Overseas Schools	427.1	14.7%	766.8	28.2%	(44.3)%
Education Technology	106.1	3.6%	71.7	2.6%	47.9%
Complementary Education	387.7	13.3%	323.8	12.1%	19.7%
Total	2,914.4	100.0%	2,714.4	100.0%	7.4%

Revenue for the period was RMB2,914.4 million, representing a 7.4% increase from RMB2,714.4 million for the same period of the last fiscal year.

Cost of Revenue

Cost of revenue for the period was RMB1,889.3 million, representing a 15.1% increase from RMB1,642.1 million for the same period of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross Profit	Nine Months Ended May 31, 2021		Nine Months Ended May 31, 2020		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	833.9	41.8%	657.3	42.3%	26.9%
International Schools	346.6	43.2%	321.5	46.2%	7.8%
Bilingual Schools	299.5	42.4%	253.2	44.2%	18.3%
Kindergartens	187.8	38.7%	82.6	29.1%	127.4%
Overseas Schools	32.6	7.6%	281.2	36.7%	(88.4)%
Education Technology	53.9	50.8%	48.9	68.1%	10.3%
Complementary Education	104.7	27.0%	84.9	26.2%	23.3%
Total	1,025.1	35.2%	1,072.3	39.5%	(4.4)%

Gross profit for the period was RMB1,025.1 million, as compared to RMB1,072.3 million for the same period of the last fiscal year. Gross margin was 35.2% for the quarter, as compared to 39.5% for the same period of the last fiscal year.

Adjusted gross profit for the period was RMB1,047.5 million, as compared to RMB1,105.2 million for the same period of the last fiscal year. Adjusted gross margin was 35.9% for the period, as compared to 40.7% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

SG&A Expenses	Nine Months Ended May 31, 2021		Nine Months Ended May 31, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	261.7	8.9%	213.2	7.8%	22.8%
International Schools	113.4	3.9%	85.3	3.1%	33.0%
Bilingual Schools	85.8	2.9%	74.1	2.7%	15.8%
Kindergartens	62.5	2.1%	53.8	2.0%	16.2%
Overseas Schools	169.7	5.8%	216.8	8.0%	(21.7)%
Education Technology	38.0	1.3%	24.7	0.9%	53.9%
Complementary Education	76.2	2.6%	71.7	2.7%	6.3%
Unallocated Corporate Expenses (7)	101.5	3.5%	82.1	3.0%	23.5%
Total	647.1	22.1%	608.5	22.4%	6.3%

Adj. SG&A Expenses (6)	Nine Months Ended May 31, 2021		Nine Months Ended May 31, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	260.0	8.9%	209.4	7.7%	24.1%
International Schools	113.2	3.9%	85.0	3.1%	33.2%
Bilingual Schools	85.0	2.9%	72.2	2.7%	17.8%
Kindergartens	61.8	2.1%	52.2	1.9%	18.1%
Overseas Schools	169.7	5.8%	216.8	8.0%	(21.7)%
Education Technology	38.0	1.3%	24.7	0.9%	53.9%
Complementary Education	76.2	2.6%	70.7	2.6%	7.8%
Unallocated Corporate Expenses (8)	101.2	3.5%	99.0	3.6%	2.3%
Total	645.1	22.1%	620.6	22.8%	3.9%

6.	Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.
7.	Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses.
8.	Adjusted unallocated corporate expenses is defined as unallocated corporate expenses excluding share-based compensation expense.

Total SG&A expenses for the period were RMB647.1 million, representing a 6.3% increase from RMB608.5 million for the same period of the last fiscal year. Adjusted SG&A expenses for the period were RMB645.1 million, representing a 3.9% increase from RMB620.6 million for the same period of the last fiscal year.

Operating Income/(Loss), Operating Income Margin and Adjusted Operating Income

Operating Income	Nine Months Ended May 31, 2021		Nine Months Ended May 31, 2020		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	576.4	28.9%	446.5	28.8%	29.1%
International Schools	234.2	29.2%	236.7	34.0%	(1.1)%
Bilingual Schools	214.2	30.3%	179.8	31.4%	19.1%
Kindergartens	128.0	26.4%	30.0	10.6%	327.3%
Overseas Schools	(129.5)	(30.3)%	72.9	9.5%	(277.6)%
Education Technology	16.6	15.7%	24.7	34.5%	(32.9)%
Complementary Education	37.1	9.6%	14.8	4.6%	151.8%
Unallocated Corporate Expenses	(99.8)	-	(79.3)	-	25.7%
Total	400.8	13.8%	479.6	17.7%	(16.4)%

Operating income for the period was RMB400.8 million, as compared to RMB479.6 million for the same period of the last fiscal year. Operating margin was 13.8% for the period, as compared to 17.7% for the same period of the last fiscal year.

Adjusted operating income for the period was RMB425.3 million, as compared to RMB500.5 million for the same period of the last fiscal year. Adjusted operating margin was 14.6% for the period, as compared to 18.4% for the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net income for the period was RMB312.4 million, as compared to RMB312.8 million for the same period of the last fiscal year.

Adjusted net income for the period was RMB331.8 million, representing a 1.6% increase from RMB326.7 million for the same period of the last fiscal year.

Net Earnings per ordinary share/ADS and Adjusted Net Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB2.61 and RMB2.61, respectively, as compared to RMB2.62 and RMB2.62, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB2.78 and RMB2.78, respectively, as compared to RMB2.73 and RMB2.73, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB688.2 million, representing a 2.8% increase from RMB669.4 million for the same period of the last fiscal year.

Cash and Working Capital

As of May 31, 2021, the Company’s cash and cash equivalents and restricted cash were RMB1,668.1 million (US$262.0 million), as compared to RMB2,098.4 million as of February 28, 2021. As of May 31, 2021, we also had short-term investments of RMB2,507.2 million (US$393.8 million). For the nine months ended May 31, 2021, the Company’s capital expenditure was approximately RMB110.4 million, up 2.9% compared to the same period of last fiscal year.

REAFFIRMS GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2021

The Company reaffirms its guidance for the 2021 fiscal year and expects its revenue to be in a range of RMB3.59 billion and RMB3.69 billion, representing a year-over-year growth of 7% to 10%, and its average student enrolment in our domestic and overseas schools to be between approximately 56,000 and 57,000, representing a year-over-year increase of 8% to 10%.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and market demand, which are all subject to change.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on July 22, 2021 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

Mainland China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*No passcode is required for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialling:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10157851
Replay End Date:	July 29, 2021

CONVENIENCE TRANSLATION

The Company's reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and nine-month period ended May 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3674, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on May 28, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on May 31, 2021 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A expenses, adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and adjusted EBITDA margin as adjusted EBITDA divided by revenue. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense; amortization of intangible assets; tax effect of amortization of intangible assets, and adjusted net margin as adjusted net income/(loss) divided by revenue. We define adjusted SG&A expenses as selling, general and administration expense excluding share-based compensation expense. We define adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense; amortization of intangible assets and adjusted operating margin as adjusted operating income/(loss) divided by revenue. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense; amortization of intangible assets and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares, each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit, adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A expenses, adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets and tax effect of amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and tax effect of amortization of intangible assets, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2021, Bright Scholar operated 107 schools across twelve provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	May 31,
	2020	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	3,377,684	661,199	103,841
Restricted cash	1,044,853	1,005,491	157,912
Short-term investments (1)	13,695	2,507,216	393,758
Accounts receivable, net	19,271	34,888	5,479
Amounts due from related parties, net	18,521	21,441	3,367
Other receivables, deposits and other assets, net	198,593	140,119	22,006
Inventories	28,013	24,094	3,784

Total current assets	4,700,630	4,394,448	690,147

Restricted cash - non current	1,400	1,400	220
Property and equipment, net	1,076,590	1,038,742	163,134
Land use rights, net	86,076	84,623	13,290
Intangible assets, net	597,527	579,037	90,938
Goodwill, net	2,284,109	2,287,076	359,185
Long-term investments	55,137	53,438	8,392
Prepayment for construction contract	4,822	5,351	840
Deferred tax assets, net	35,678	79,926	12,552
Deposit for investment	-	10,976	1,724
Other non-current assets, net	16,654	74,143	11,644
Operating lease right-of-use assets	1,964,686	1,975,976	310,327

Total non-current assets	6,122,679	6,190,688	972,246

TOTAL ASSETS	10,823,309	10,585,136	1,662,393

1.	As of May 31, 2021, majority of short-term investments principal are guaranteed by a related party of the Company.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	May 31,
	2020	2021
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar of RMB 28,691 and RMB 33,171 as of August 31, 2020 and May 31, 2021, respectively)	93,090	105,619	16,588
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 52,567 and RMB 45,328 as of August 31, 2020 and May 31, 2021, respectively)	86,563	79,638	12,507
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 394,880 and RMB 407,382 as of August 31, 2020 and May 31, 2021, respectively)	633,397	703,002	110,406
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar of RMB 7,500 and RMB 14,500 as of August 31, 2020 and May 31, 2021, respectively)	938,300	1,061,484	166,706
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar of RMB 34,992 and RMB 87,461 as of August 31, 2020 and May 31, 2021, respectively)	118,716	203,455	31,953
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 1,291,781 and RMB 734,715 as of August 31, 2020 and May 31, 2021, respectively)	1,544,184	891,871	140,068
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 23,804 and RMB 14,929 as of August 31, 2020 and May 31, 2021, respectively)	70,711	23,613	3,708
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 30,601 and RMB 18,938 as of August 31, 2020 and May 31, 2021, respectively)	210,082	127,648	20,047

Total current liabilities	3,695,043	3,196,330	501,983

Contract liabilities – non current (including contract liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 1,772 and RMB 909 as of August 31, 2020 and May 31, 2021, respectively)	1,772	1,086	171
Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 34,641 and RMB 33,323 as of August 31, 2020 and May 31, 2021, respectively)	57,826	51,476	8,084
Other non-current liabilities due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 26,843 and RMB 12,718 as of August 31, 2020 and May 31, 2021, respectively)	26,843	12,718	1,997
Other non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 11,364 and RMB 8,141 as of August 31, 2020 and May 31, 2021, respectively)	19,612	8,141	1,279
Bond payable	2,017,369	1,885,191	296,069
Long term loan (including long term loan of the consolidated VIEs without recourse to Bright Scholar of RMB 77,500 and RMB 63,000 as of August 31, 2020 and May 31, 2021, respectively)	77,919	63,633	9,993
Operating lease liabilities – non current (including operating lease liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 222,693 and RMB 222,445 as of August 31, 2020 and May 31, 2021, respectively)	1,802,544	1,929,675	303,055

Total non-current liabilities	4,003,885	3,951,920	620,648

TOTAL LIABILITIES	7,698,928	7,148,250	1,122,631

EQUITY
Share capital	8	8	1
Additional paid-in capital	1,854,262	1,826,442	286,843
Statutory reserves	65,567	66,476	10,440
Accumulated other comprehensive income	185,371	230,091	36,136
Accumulated retained earnings	632,722	939,515	147,550

Shareholders’ equity	2,737,930	3,062,532	480,970
Non-controlling interests	386,451	374,354	58,792
Total equity	3,124,381	3,436,886	539,762
TOTAL LIABILITIES AND EQUITY	10,823,309	10,585,136	1,662,393

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Revenue	739,390	1,053,789	165,498	2,714,384	2,914,362	457,700
Cost of revenue	(447,427)	(635,624)	(99,825)	(1,642,122)	(1,889,267)	(296,709)

Gross profit	291,963	418,165	65,673	1,072,262	1,025,095	160,991
Selling, general and administrative expenses	(166,304)	(214,117)	(33,627)	(608,537)	(647,116)	(101,630)
Other operating income	10,497	8,629	1,355	15,883	22,840	3,587

Operating income	136,156	212,677	33,401	479,608	400,819	62,948
Interest expense, net	(43,086)	(52,355)	(8,222)	(106,304)	(122,671)	(19,265)
Investment income	12,978	52,160	8,192	54,570	129,055	20,268
Other expenses	(2,546)	(1,344)	(211)	(2,676)	(8,093)	(1,271)

Income before income taxes and share of equity in income of unconsolidated affiliates	103,502	211,138	33,160	425,198	399,110	62,680
Income tax expense	(35,477)	(46,933)	(7,371)	(112,168)	(85,968)	(13,501)
Share of equity in loss of unconsolidated affiliates	(19)	(301)	(47)	(252)	(753)	(118)

Net income	68,006	163,904	25,742	312,778	312,389	49,061

Net (loss)/income attributable to non-controlling interests	(8,791)	(6,448)	(1,013)	(2,065)	443	70

Net income attributable to ordinary shareholders	76,797	170,352	26,755	314,843	311,946	48,991

Net earnings per share attributable to ordinary shareholders
—Basic	0.64	1.43	0.22	2.62	2.61	0.41
—Diluted	0.64	1.43	0.22	2.62	2.61	0.41

Weighted average shares used in calculating net earnings per ordinary share:
—Basic	119,981,400	119,162,036	119,162,036	120,331,525	119,300,151	119,300,151
—Diluted	119,981,400	119,162,036	119,162,036	120,331,525	119,300,151	119,300,151

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net cash used in operating activities	(211,310)	(200,367)	(31,468)	(111,576)	(143,962)	(22,609)

Net cash used in investing activities	(214,278)	(307,578)	(48,305)	(1,756,712)	(2,520,180)	(395,794)

Net cash generated from financing activities	51,901	118,089	18,546	705,541	22,168	3,481

Effect of exchange rate changes on cash	32,223	(40,493)	(6,360)	(10,293)	(113,873)	(17,884)

Net change in cash and cash equivalents, and restricted cash	(341,464)	(430,349)	(67,587)	(1,173,040)	(2,755,847)	(432,806)

Cash and cash equivalents, and restricted cash at beginning of the period	2,433,438	2,098,439	329,560	3,265,014	4,423,937	694,779

Cash and cash equivalents, and restricted cash at end of the period	2,091,974	1,668,090	261,973	2,091,974	1,668,090	261,973

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	291,963	418,165	65,673	1,072,262	1,025,095	160,991
Add: Amortization of intangible assets	10,896	7,834	1,230	32,891	22,438	3,524

Adjusted gross profit	302,859	425,999	66,903	1,105,153	1,047,533	164,515

Operating income	136,156	212,677	33,401	479,608	400,819	62,948
Add: Share-based compensation expense	(32,336)	662	104	(12,037)	2,032	319
Add: Amortization of intangible assets	10,896	7,834	1,230	32,891	22,438	3,524

Adjusted operating income	114,716	221,173	34,735	500,462	425,289	66,791

Net income	68,006	163,904	25,742	312,778	312,389	49,061
Add: Share-based compensation expense	(32,336)	662	104	(12,037)	2,032	319
Add: Amortization of intangible assets	10,896	7,834	1,230	32,891	22,438	3,524
Add: Tax effect of amortization of intangible assets	(2,305)	(1,754)	(275)	(6,948)	(5,059)	(795)

Adjusted net income	44,261	170,646	26,801	326,684	331,800	52,109

Net income attributable to ordinary shareholders	76,797	170,352	26,755	314,843	311,946	48,991
Add: Share-based compensation expense	(32,336)	662	104	(12,037)	2,032	319
Add: Amortization of intangible assets	10,896	7,834	1,230	32,891	22,438	3,524
Add: Tax effect of amortization of intangible assets	(2,305)	(1,754)	(275)	(6,948)	(5,059)	(795)

Adjusted net income attributable to ordinary shareholders	53,052	177,094	27,814	328,749	331,357	52,039

Net income	68,006	163,904	25,742	312,778	312,389	49,061
Add: Interest expense, net	43,086	52,355	8,222	106,304	122,671	19,265
Add: Income tax expense	35,477	46,933	7,371	112,168	85,968	13,501
Add: Depreciation and amortization	50,259	55,396	8,700	150,229	165,146	25,936
Add: Share-based compensation expense	(32,336)	662	104	(12,037)	2,032	319

Adjusted EBITDA	164,492	319,250	50,139	669,442	688,206	108,082

Selling, general and administrative expenses	166,304	214,117	33,627	608,537	647,116	101,630
Less: Share-based compensation expense	(32,336)	662	104	(12,037)	2,032	319

Adjusted selling, general and administrative expenses	198,640	213,455	33,523	620,574	645,084	101,311

Weighted average shares used in calculating earnings per ordinary share:
—Basic	119,981,400	119,162,036	119,162,036	120,331,525	119,300,151	119,300,151
—Diluted	119,981,400	119,162,036	119,162,036	120,331,525	119,300,151	119,300,151

Adjusted net earnings per share attributable to ordinary shareholders
—Basic	0.44	1.49	0.23	2.73	2.78	0.44
—Diluted	0.44	1.49	0.23	2.73	2.78	0.44